

AKT Pictures, LLC (the "Company") a California LLC

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
AKT Pictures, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 5, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	2,845	4,550
Available For Sale Securities	15,492	62,362
Total Current Assets	18,337	66,912
Non-current Assets		
Computer Equipment, net of Accumulated Depreciation	1,243	-
Intangible Assets: Film Costs, net of Accumulated Depreciation	16,548	-
Total Non-Current Assets	17,791	-
TOTAL ASSETS	36,128	66,912
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	364	364
Current Portion of Notes Payable	1,680	1,680
Profit Participation Liability, net of fees	73,176	76,896
Total Current Liabilities	75,219	78,940
Non-current Liabilities		
Notes Payable	240	1,920
Total Non-Current Liabilities	240	1,920
TOTAL LIABILITIES	75,459	80,860
EQUITY		
Member's Equity	2,254	3,233
Accumulated Other Comprehensive Income/(Loss)	(3,514)	645
Accumulated Deficit	(38,071)	(17,826)
Total Equity	(39,332)	(13,947)
TOTAL LIABILITIES AND EQUITY	36,128	66,912

Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Other Comprehensive Income/(Loss)	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2021	1,257	-	(1,476)	(218)
Capital Contributions	1,976	-		1,976
Unrealized Gain/Loss from Investments	-	645	-	645
Net Income (Loss)	-	-	(16,350)	(16,350)
Ending Balance 12/31/2021	3,233	645	(17,826)	(13,947)
Capital Distributions	(980)	-	-	(980)
Unrealized Gain/Loss from Investments	-	(4,160)	-	(4,160)
Net Income (Loss)	-	-	(20,245)	(20,245)
Ending Balance 12/31/2022	2,254	(3,514)	(38,071)	(39,332)

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	480	2,240
General and Administrative	18,682	19,295
Research and Development	1,052	943
Depreciation	621	-
Total Operating Expenses	20,836	22,479
Operating Income (loss)	(20,836)	(22,479)
Other Income		
Interest Income	389	36
Other	249	6,094
Total Other Income	638	6,130
Other Expense		
Interest Expense	47	1
Total Other Expense	47	1
Earnings Before Income Taxes	(20,245)	(16,350)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(20,245)	(16,350)
Unrealized Gain/Loss from Investments	(4,160)	645
Comprehensive Income/(Loss)	(24,405)	(15,705)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(20,245)	(16,350)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	621	-
Accounts Payable and Accrued Expenses	-	(479)
Unrealized Gain/Loss from Investments	(4,160)	645
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(3,538)	(479)
Net Cash provided by (used in) Operating Activities	(23,784)	(16,829)
INVESTING ACTIVITIES		
Purchase of Computer Equipment	(1,864)	-
Purchase of Film Production Costs	(16,548)	-
Available For Sale Investments	46,870	(62,336)
Net Cash provided by (used by) Investing Activities	28,458	(62,336)
FINANCING ACTIVITIES		
Profit Participation Liability	(3,720)	76,896
Proceeds/(Distributions) from/(to) Members	(980)	1,976
Proceeds/(Repayments) of Notes Payable	(1,680)	3,600
Net Cash provided by (used in) Financing Activities	(6,380)	5,576
Cash at the beginning of period	4,550	598
Net Cash increase (decrease) for period	(1,705)	(73,589)
Cash at end of period	2,845	4,550

AKT Pictures, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

AKT Pictures, LLC ("the Company") was formed in California on March 14th, 2018. The Company plans to earn revenue by producing a motion picture.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Computer Equipment	3	1,864	(621)	-	1,243
Grand Total	-	1,864	(621)	-	1,243

Capitalized Film Costs

The Company accounts for film costs in accordance with ASC 926 – Entertainment – Films which requires film costs and production overhead to be capitalized as incurred and subsequently amortized using the individual-film-forecast computation method. During 2022, the Company had capitalized $16,548 in film and production costs. No amortization has been recorded during 2022 as the film is still in the process of being produced.

Property Type	Cost	Accumulated Amortization	Book Value as of 12/31/22
Film Production	16,548	-	16,548
Grand Total	16,548	-	16,548

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Available For Sale Investments

The Company had available for sale investments totaling $15,492 and $62,362 as of December 31st, 2022 and 2021, respectively. The balances consisted of a mixture of stock ETFS and federal money market funds.

Profit Participation Liability

The Company entered into a profit participation agreement with third party investors, which states that investors will receive the following dollar amounts multiplied by a fraction, the numerator of which shall be the investment, and the denominator of which shall be, for (a) and (c) below, the aggregate dollar amount of funds raised in the offering as of the closing, and for (b) below, the lesser of $50,000 and the aggregate dollar amount of funds raised in the offering as of the closing:

(a) 100% of any net profits until each investor recoups 125% of such holder's investment

(b) to the extent that the investors are Early Bird investors. 100% of any net profits until each Early Bird investor recoups 135% of the dollar amount invested by such holder in the Early Bird profit participation rights, such 135% being inclusive of the amount recouped pursuant to section (a) above.

(c) 50% of any Net Profits

The Company approximated the liability balance net of fees to be $73,176 as of December 31st, 2022.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2022.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. See the Profit Participation Liability disclosure above for details of long-term commitments and guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into a loan agreement resulting in them receiving $5,000 in 2021. The loan does not accrue interest and is due in 2024. The balance of the loan was $1,920 as of December 31st, 2022.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$1,680
2024	$240
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a limited liability company with one class of unit of member's interest wholly owned by one member.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 5, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.